4/1/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response.... 12.00

ANNUAL AUDITED REPORT


02007158

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42731

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Raleigh Road, Suite 300
(No. and Street)

Chapel Hill (City) North Carolina (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol E. Manzon (919) 403-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

III James Center, 10th floor
1051 East Cary Street (Address) Richmond (City) Virginia (State) 23219 (Zip Code)

PROCESSED
APR 0 2 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

4/1/02

OATH OR AFFIRMATION

I, Robert C. Eubanks, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Street Securities, Inc. as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title


BETH P. RHUE
NOTARY
PUBLIC
ORANGE, N.C.



Notary Public commission expires October 4, 2003

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

We have audited the accompanying statement of financial condition of Franklin Street Securities, Inc. (a wholly-owned subsidiary of Franklin Street Partners, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Franklin Street Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
February 13, 2002

FRANKLIN STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	594,514
Investment in marketable securities		207,688
Receivables from clearing agent (Note 2)		78,293
Deposit held by clearing agent (Note 2)		50,906
Prepaid expenses		4,051
Total assets	$	935,452
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$	254,201
Income taxes payable, parent company		4,447
State income taxes payable		5,147
Deferred income tax liability		2,370
		266,165
Contingencies (Note 8)		
Stockholder's Equity (Note 7)		
Common stock, no par value, authorized 100,000 shares; issued 4,000 shares		1
Additional paid-in capital		195,000
Retained earnings		474,286
		669,287
Total liabilities and stockholder's equity	$	935,452

See Notes to Statement of Financial Condition.

FRANKLIN STREET SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Franklin Street Securities, Inc. (the "Company") operates in North Carolina as an introducing securities broker-dealer in which security transactions orders for institutional and individual customers are placed through a regional clearing agent on a fully disclosed basis. The Company does not hold securities on behalf of the customers and did not carry margin accounts at year end. The Company is a wholly-owned subsidiary of Franklin Street Partners, Inc. (the "Parent"). The Company's customers are also customers of other wholly-owned subsidiaries of the Parent.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a money market account maintained at a bank. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Investment in marketable securities: The Company has an investment in a debt security. The security was issued by Federal Home Loan Bank (FHLB, a U.S. Government agency) at 6.21 percent and matures on December 30, 2002. Marketable securities are stated at market value based on the last sale price for those securities, which were traded on any national security exchange.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FRANKLIN STREET SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the agent.

Note 3. Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the Parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying statement of financial condition under the caption "Refundable income taxes, parent company".

Deferred taxes as of December 31, 2001 were recorded on the cumulative unrealized gains on marketable securities.

Note 4. Lease Commitments

The Company, the Parent and affiliates lease office space under an operating lease expiring in 2010. Through ownership of an unrelated entity, a shareholder of the Parent owns a controlling interest in the office space that is being leased. Rent expense is allocated among the affiliated companies based on a set percentage agreed to by the companies. Based on the Company's percentage allocation, future minimum obligations under the operating lease at December 31, 2001 are as follows:

Years ended December 31,		
2002	$	**4,416**
2003		**4,514**
2004		**4,615**
2005		**4,718**
2006		**4,825**
Thereafter		**18,260**
	$	**41,348**

Note 5. Management Agreement

The Parent provides the Company with information, telephone, janitorial and certain other administrative and management services in accordance with the terms of a management agreement. The agreement is cancelable by either party upon thirty days written notice.

Note 6. Retirement Plans

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The Plan allows eligible employees to defer a portion of their compensation up to 15 percent. Employer contributions are at the discretion of the Company.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $640,631, which was $623,045 in excess of its required net capital of $17,586. At December 31, 2001, the Company's net capital ratio was .41 to 1.

Note 8. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and transactions are executed properly by the clearing agent. As of December 31, 2001, the Company did not carry any margin accounts.